Exhibit 16.1

(Firm Letterhead)

October 12, 2004

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Image Entertainment, Inc. and, under the date of June 25, 2004, we reported on the consolidated financial statements of Image Entertainment, Inc. as of and for the years ended March 31, 2004 and 2003.  On October 8, 2004, our appointment as principal accountants was terminated.  We have read Image Entertainment Inc.’s statements included under Item 4.01 of its Form 8-K dated October 12, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Image Entertainment Inc.’s statements (i) that BDO Seidman, LLP was engaged as the Company’s independent registered public accounting firm and (ii) the Company had not consulted with BDO Seidman regarding any of the matters or events set forth in Item 304(2)(2)(i) and (ii) of Regulation S-K.

Very truly yours,

(signed) KPMG LLP